Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-263021

BLACKROCK INVESTMENT QUALITY MUNICIPAL TRUST, INC.

Supplement dated November 2, 2023 to the Prospectus dated June 6, 2022, the Prospectus Supplements dated July 18, 2022 and March 2, 2023, the Statement of Additional Information (“SAI”) dated June 6, 2022 and the SAI Supplements dated July 18, 2022, January 3, 2023 and March 27, 2023

On September 8, 2023, the Board of Directors of BlackRock Investment Quality Municipal Trust, Inc. (the “Fund”) approved redeeming up to 843 variable rate muni term preferred shares (“VMTP Shares”) for the purpose of reducing the Fund’s leverage.

The Fund is expected to redeem 581 VMTP Shares on or about November 24, 2023, following which it will have 678 VMTP Shares outstanding.

Shareholders should retain this Supplement for future reference.

PRSAI-BKN-1123SUP